NYMOX PHARMACEUTICAL CORPORATION
9900 Cavendish Blvd., Suite 306
St.-Laurent, Quebec, Canada, H4M 2V2

August 4, 2015

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Nymox Pharmaceutical Corporation
Registration Statement on Form F-3
File No. 333-205659

Acceleration Request
Requested Date: August 4, 2015, 11:00 am Eastern Standard Time

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nymox Pharmaceutical Corporation, a Canadian corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3 (File No. 333-205659) be declared effective at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form F-3(the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,

/s/ Paul Averback
Paul Averback
Chief Executive Officer and President